

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402





05045903

February 24, 2005

Paula F. Jones
Senior Attorney
Consolidated Edison, Inc.
4 Irving Place
New York, NY 10003

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/24/2005

Re: Consolidated Edison, Inc.
Incoming letter dated January 4, 2005

Dear Ms. Jones:

This is in response to your letter dated January 4, 2005 concerning the shareholder proposals submitted to Con Edison by Anthony Ragosto and Louis Ragosto. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.


RECD S.E.C.
MAR - 1 2005
1086

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

PROCESSED
MAR 02 2005
THOMSON FINANCIAL

Enclosures

cc: Anthony Ragosto
Louis Ragosto
3107 Harding Avenue
Bronx, NY 10465-3468



conEdison, inc.

Consolidated Edison, Inc.
4 Irving Place
New York NY 10003
www.conEdison.com

January 4, 2004

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Ladies and Gentlemen:

Consolidated Edison, Inc. (the "Company") hereby notifies the Securities and Exchange Commission (the "Commission") of our intention to exclude shareholder proposals (the "Proposals") submitted by Messrs. Anthony and Louis Ragosto (the "Proponent") from the Company's proxy statement and form of proxy for the 2005 Annual Meeting of Shareholders pursuant to Rule 14a-8 under the Securities Exchange Act of 1934 (the "Exchange Act"). We respectfully request confirmation that the staff of the Division of Corporate Finance will not recommend enforcement action to the Commission if the Proposals are excluded.

In accordance with Rule 14a-8(j) of the Exchange Act, enclosed are six copies of the following documents: (i) September 19 letter from Mr. Louis Ragosto; (ii) October 19 letter from Mr. Louis Ragosto requesting procedures for submitting shareholder proposals; (iii) October 25 letter from the Company to Mr. Louis Ragosto forwarding a copy of Rule 14a-8; (iv) original proposals of the Proponent, received on November 15, 2004; (v) letters, dated November 22, 2004, from the Company to the Proponent requesting that the Proponent resubmit the original proposals in compliance with SEC regulations[1]; and (vi) fax from Merrill Lynch concerning the stock accounts held by the Proponent. Copies of this letter, including all enclosures, are being sent simultaneously to the Proponent by mail.

The Proposals

Louis Ragosto's proposal deals with two issues -- mergers with other utilities and personnel supervisors. The proposal starts off with "Management should not try to buy or reinvest stockholder's money in purchase of other broken down utilities because we are a holding co." and ends with "You should get rid of all excess personnel supervisors who are not needed and the economies passed over to stockholders." Anthony Ragosto's proposal request that the "Company should economize with their personnel supervisors who you have in excess and all are a liability and no (sic) qualified in their work." (Copies of the proposals are attached.)

---

[1] In the November 22 letters, the Company notified the Proponent that they had 14 days from the date of receipt of the November 22 letter to submit revised proposals that complied with Exchange Act rule 14a-8. The Company subsequently received a return receipt from the U.S. Postal Service confirming that the Proponent received the letters on November 24, 2004. To date, the Company has received no response from the Proponent and the allotted 14 days have passed.

Discussion

A. The Proposals may be properly excluded under Rule 14a-8(i)(4) because they relate to a personal grievance or special interest.

The Commission has stated that Rule 14a-8(i)(4) is to "insure that the security holder proposal process would not be abused by proponents attempting to achieve personal ends that are not necessarily in the common interest of shareholders generally." Exchange Act Release No. 34-20091, August 16, 1983.

In 2004, Mr. Louis Ragosto sent several letters to the Company concerning his son's (Anthony Ragosto) pension benefits. In his letters, he complained about personnel supervisors and the alleged "lu lus" they received from the Company. In a letter, dated September 19, 2004, to the Company's Chairman (copy attached), Louis Ragosto stated "I promise you that I will make every effort to your getting (sic) any future Gas and Electric bill raises for N.Y. State and make proposals to Stockholders for economy (sic) and that is to fire 75% of your supervisors to save utility bills for customers and extra money for stockholders. I hope I made myself clear." On October 4, 2004, the Company's Human Resources department responded to Mr. Ragosto informing him that his son was not eligible for a particular pension allowance pursuant to ERISA regulations. On November 10, the Proponent submitted the Proposals.

The Company believes that the Proposals clearly relate to the redress of a personal claim or grievance against the Company and were designed to result in a benefit to Proponent and to further a personal interest which is not shared by the Company's other shareholders. Accordingly, the Proposals may be properly excluded pursuant to Rule 14a-8(i)(4). See The Dow Chemical Company, March 5, 2003 (permitting Dow Chemical to omit a shareholder proposal where the proponent had previously sought payment for alleged injuries that the proponent claimed were caused by Dow Chemical.)

B. The Proposals may be properly excluded under Rule 14a-8(i)(7) as they relate to Con Edison's ordinary business operations.

In Exchange Act Release No. 34-40018 (May 21, 1998), staff stated that "Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers." The Proposals relate to the hiring and firing decisions of the Company's employees. Accordingly, the Proposals may be properly omitted pursuant to Rule 14a-8(i)(7).

C. The Proposals may be properly excluded because it contains false and misleading statements.

Rule 14a-8(i)(3) permits the exclusion of a security holder proposal and any supporting statement "if the proposal or supporting statement is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9, which prohibits materially false and misleading statements in proxy soliciting materials." Rule 14a-9 provides that no solicitation may be made of a communication containing any statement "which, at the time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact or which omits to state any material fact necessary in order to make the statements therein not false and misleading."

The Company's, like many large employers, provides sick pay benefits to its employees for illness that prevents them from reporting to work and has procedures in place to assure that these benefits are not improperly used. The Proposals contain the false accusations that the Company gives its supervisors "five weeks of sick time for a cold" and that supervisors receive "lu lus" from the Company. The Company's believes that these statements are false and misleading and that, accordingly, the Proposals may be properly omitted pursuant to Rule 14a-8(i)(3).

D. The Proposals may properly be excluded under Rule 14a-8(a) for failure to clearly articulate a proposal.

The Staff has consistently recognized that proposals that are inherently vague and indefinite, and therefore may be subject to varying interpretations by stockholders, violate Rule 14a-8(c)(3). For example, see ConAgra Foods, Inc., dated July 1, 2004. The Proposals fail to state a resolution for shareholders to vote on and simply cite several questions and make uncorroborated assertions.

E. The Proposals may be properly excluded as a violation of the Commission's "One Proposal" Rule (Rule 14a-8(c)).

Although the Proposals were submitted to the Company in separate letters from Mr. Louis Ragosto and his son, Mr. Anthony Ragosto, the Company believes that Mr. Louis Ragosto wrote both proposals and that he is the actual proponent of the Proposals. In addition, Mr. Louis Ragosto's proposal constitutes two entirely unrelated and distinct proposals – the purchase of other utilities and the firing of personnel supervisors. The Company sent a letter to Mr. Ragosto, which expressly informed him of the single proposal limit. Mr. Ragosto failed to send a revised letter reducing the number of his proposals. See Peregrine Pharmaceuticals, dated August 25, 2004 (permitting Peregrine Pharmaceuticals to omit all three shareholder proposals when the proponent violated the one proposal rule.)

If you have any questions regarding this matter or require further information, please contact me at (212) 460-4321. Kindly acknowledge receipt of this letter and the items enclosed by stamping a copy of this letter and returning the same to me in the enclosed self-addressed envelope.

Sincerely,



Paula F. Jones
Senior Attorney

REDACTED

3107 Harding Ave
Bronx 10465-3408 NY.
Sept 19, 2004

Con Edison Inc
4 Irving Place
New York 10003 NY.

Dear Chairman Mr Eugene Megrath,

I have concluded that Con Ed Inc has degraded itself from an excellent corporation to its lowest standard.

I'm enclosing many documents herein for your conclusion + perhaps reversal of your personal supervisors who make STUPID signed agreements + future amts at 55 yrs old. [illegible] 9-14-00 signed A.R. amt #2131.83 and [illegible] 9-19-03 = 1971.42. But she promised [illegible] on 11-01-00.

In her incoming letters she made remarks that [illegible] to be disabled Anthony before retirement. And he was [illegible] before. There is report that SSI found him disabled as of Nov 1, 2000 when he retired.

Because of my [REDACTED]

And the good Lord will show no mercy on others who may experience these [REDACTED] problems.

How come it takes so long

Anthony Ragonetti SS [REDACTED] Emp # [illegible]

for Ms Gonzalez to learn that she erred or did she. Perhaps there is another reason. She is unqualified, underworked & overpaid. SSI also found Anthony disabled for LIFE.

Now I don't think Con Edison pays anyone for Disability whatever it may be. But they do have to have Lo Lies for the supervisors & the money must come from the retirees whether disabled or not. The company seems to forget that the workers made Con Ed rich by their work effort.

The underworked supervisors got 2 weeks (even more) for colds. The workers were reprimanded if out for one week. The supervisors have our taped messages which they are too busy to answer & always away from desk. They make big paychecks & are able to deny benefits for some reason or other.

Mr Tony Olivet Reg. Head 1-2 said his father denied rheumatoid arthritis - medical pension & now my son Anthony. My GOD you must be out of cash to disgrace Con Edison. These problems are affected even you had working

(2)

ANTHONY RAGOSTO [redacted] Emp 44423

supervisors or their families or friends.
Mr Keyes - personnel manager, Karadas Hanlon
section manager has not seen fit to answer
of giving me not, Why ?? Because the answer
is not qualified for a correct answer.
Or may be also overworked or on sick
leave, or prolonged vacation -
I've tried everywhere to achieve justice
and paid several lawyers but no progress -
I've tried compensation but no success -
I would say you must
correct this injustice I have Keyes Hanlon
& Gonzalez pay Anthony what's due to him
for his MEDICAL condition. And he has a
SCAR on his face as a result of his last
[redacted] outbreak march 11 2003 payment of $5.00
& a right shoulder dislocation needs therapy
& visits to Dr Levy probably for a long time.
I promise you that I will
make every effort to your getting any
future Gas & Electric bill raised for
NY State & make proposals to
Stockholders for economy & that is
to fire 75% of your supervisors
to save utility bills for customers &
extra money for Stockholders. I hope
I've made myself clear & I'm 83 yr old

Louis Ragosto [redacted]
Emp 74351 55
Yours truly
L. Ragosto

P.S. And further on Anthony's retirement date there were I think 5 retirees. And one retiree was having a heated argument with personnel supervisor. I couldn't in any sense expose Anthony to any of that sort of argument. But I did try disability pension before NY State Board. But no success

Thank you

Louis Ragoti

SECRETARY

2004 OCT 22 A 11:22

C.E. CO. OF N.Y., INC

3107 Harding Ave
Bx 10465-3[illegible] N.Y.
Oct 19, 2004

[illegible]
Secretary of Con Ed
4 Irving Place
N.Y. 10003 N.Y.

Dear Secretary

I am an employee of 38yrs service + a stockholder of 360 shares of Con Ed and I would want to put in for next stockholders meeting a resolution or suggestion for improving the economy of our company.

I would like to know procedure + if it must be of how many words of this resolution + when to send it not [illegible] before April 2005 meeting.

Thank you Emp. 29251

Yours truly
[illegible signature]



conEdison, inc.

Consolidated Edison, Inc.
4 Irving Place
New York NY 10003
www.conEdison.com

October 25, 2004

Louis Ragosto
3107 Harding Avenue
Bronx, New York 10465-3468

Dear Mr. Ragosto:

Pursuant to your request, I am enclosing a copy of the Securities and Exchange Commission's guidelines for submitting shareholder proposals (Rule 14a-8 of the 1934 Exchange Act.) The guidelines, drafted in a question and answer format, include eligibility and procedural requirements.

If you meet the eligibility requirements, please note that the deadline for submitting proposals for the 2005 Annual Meeting is December 6, 2004. Thank you for your interest in the Company.

Sincerely,

Paula F. Jones
Senior Attorney

Shareholder Proposals

§240.14a-8.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written

statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter) or 10-QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the

Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked , or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?**

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) *Improper under state law*: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law*: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules*: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest*: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance*: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority*: If the company would lack the power or authority to implement the proposal;

(7) *Management functions*: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election*: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) *Conflicts with company's proposal*: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented*: If the company has already substantially implemented the proposal;

(11) *Duplication*: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions*: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends*: If the proposal relates to specific amounts of cash or stock dividends.

(j) **Question 10: What procedures must the company follow if it intends to exclude my proposal?**

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) **Question 11: May I submit my own statement to the Commission responding to the company's arguments?**

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) **Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?**

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) **Question 13: What can I do if the company includes in its proxy**

statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

3107 Harding Ave
Bx 10465-3408 NY
Nov 10, 2004.

Consolidated Edison Inc
4 Irving Place
New York NY 10003

Dear Paula F Jones

I'm writing this letter for proposal + have included Merrill Lynch statement showing I have 3910 shares of C.E + will hold them indefinitely.

My proposal

Company should economize with their personal supervisors who you have in excess and all are a liability at unqualified in their work. They are given lu-lus of (5) Five weeks of sick time for a "COLD". Take messages on their telephone tapes + never answer them (messages). And are also unqualified to operate computers. One personal supervisor wrote down what retirement money I would get for a certain year, and her HEAD Supervisor gave a much higher retirement money figure than she did. Why Why carry such a load of over head who get tremendous lu-lus make good salary and are unneeded because they don't serve as an asset + benefits would go to stockholders,

Yours truly
Anthony Rago[illegible]

3107 Harding Ave
Bx 10465-3418 NY.
Nov 10, 2008.

Consolidated Edison Inc
4 Irving Place
New York NY 10003

Dear Parker F. Jones,

I Louis J Ragosta retired on Dec 1983 would like my proposal below, I own 360 CE shares as per statement + will continue to hold them.

My proposal:

Management should not try to buy or reinvest stockholder's money in purchase of other broken down utilities because we are a Holding Co. I don't see where we would collect any sort of money gain if we would have effective repairs. Are we a HOLDING COMPANY or what? Why did we sell our effective stations when we were doing so well. Did it was the sacrifice of our working force who built up our system in perfect working order + who are now forced to sacrifice by decreasing benefits. Meantime the personal supervisors are on hi-lus + exactly what did they do to make Con Edison so rich. You should get rid of all excess personal supervisors who are not needed + the economizing passed on to stockholders,

Yours truly
Louis J Ragosta.


conEdison
a conEdison, inc. company

Consolidated Edison Company
of New York, Inc.
4 Irving Place
New York NY 10003
www.conEd.com

November 22, 2004

By Certified Mail
Anthony Ragosto
3107 Harding Avenue
Bronx, New York 10465-3468

Dear Mr. Ragosto:

We are in receipt of your letter, dated November 10, 2004 (a copy of which is attached) and the letter, dated November 10, 2004, from Mr. Louis Ragosto who shares your address and with whom you have joint brokerage accounts. Your letter includes a proposal that we presume you want included in the proxy statement for the Company's next annual meeting of shareholders.

We do not believe that it would be appropriate to include your proposal in the proxy statement unless you provide us with sufficient evidence that you are eligible to submit a proposal and you revise your proposal to comply with Rule 14a-8. We suggest that you review the Securities and Exchange Commission's Rule 14a-8 (a copy of which is enclosed).

Rule 14a-8(b) provides that to be eligible to submit a proposal, you must have continuously held the requisite amount of shares for at least one year by the date you submit your proposal. The October 2004 brokerage statement you submitted shows your ownership on October 29, 2004 but does not show how long you have held the shares. As provided in Rule 14a-8(b), please submit to us a written statement from your broker verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year.

We do not believe that your proposal, in its current form, is appropriate for inclusion in the proxy statement. In particular, your attention is directed to (i) Rule 14a-8(a) (which indicates that "Your proposal should state as clearly as possible the course of action that you believe the company should follow"); (ii) Rule 14a-8(i)(3) (which indicates that a proposal may be excluded if it contains misleading information); (iii) Rule 14a-8(i)(4) (which indicates that proposal may be excluded if it relates to the redress of a personal claim or grievance) and (iv) Rule 14a-8(i)(7) (which indicates that a proposal may be excluded if it deals with a matter relating to the company's ordinary business operations). We cannot determine with reasonable certainty from your letter what exactly your proposal would require the Company to do, although it does appear from your letter that you want the Company to take some action with respect to Company supervisors. Please note that the proposal in Mr. Louis Ragosto's letter also addresses Company supervisors.

In accordance, with Rule 14a-8(f), you have 14 days from the date you receive this letter to submit the requested evidence of continuous ownership and to revise your proposal. The Company reserves the right to review any revised submission you wish to submit and, if in our opinion you to fail to meet the requirements for submission of a valid shareholder proposal or your proposal is otherwise excludable pursuant to Rule 14a-8, to seek the exclusion of your proposal.

If you have any additional questions about the process for submitting shareholder proposals to be included in the Company's proxy statement, please contact me by telephone at 212-460-4132 or by email at jonesp@coned.com.

Sincerely,



Paula F. Jones
Senior Attorney

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• Sender: Please print your name, address, and ZIP+4 in this box •

Consolidated Edison, Inc.
4 Irving Place, Room 1618-S
New York, NY 10003
Attn: Office of the Secretary
Paula F. Jones, Esq.

10003+3502 26

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1. Article Addressed to:

Mr. Anthony Ragosto
3107 Harding Avenue
Bronx New York
10465-3468

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A. Signature
X [signature] ☐ Agent ☐ Addressee

B. Received by (Printed Name)

C. Date of Delivery 11/24

D. Is delivery address different from item 1? ☐ Yes
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3. Service Type
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4. Restricted Delivery? *(Extra Fee)* ☐ Yes

2. Article Number
(Transfer from service label) 7002 2030 0007 1479 3191

PS Form 3811, February 2004 Domestic Return Receipt 102595-02-M-1540

7002 2030 0007 1479 3191

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COOPER STATION P.O. NEW YORK NY 10003
Postmark Here
NOV 20 2004
USPS

Sent To: Anthony Ragosta
Street, Apt. No.; or PO Box No.: 3107 Harding Avenue
City, State, ZIP+4: Bronx, New York 10465-3468

PS Form 3800, June 2002 — See Reverse for Instructions


conEdison
a conEdison, inc. company

Consolidated Edison Company
of New York, Inc.
4 Irving Place
New York NY 10003
www.conEd.com

November 22, 2004

By Certified Mail
Louis Ragosto
3107 Harding Avenue
Bronx, New York 10465-3468

Dear Mr. Ragosto:

We are in receipt of your letter, dated November 10, 2004 (a copy of which is attached) and the letter, dated November 10, 2004, from Mr. Anthony Ragosto who shares your address and with whom you have joint brokerage accounts. Your letter includes a proposal that we presume you want included in the proxy statement for the Company's next annual meeting of shareholders.

We do not believe that it would be appropriate to include your proposal in the proxy statement unless you provide us with sufficient evidence that you are eligible to submit a proposal and you revise your proposal to comply with Rule 14a-8. We suggest that you review the Securities and Exchange Commission's Rule 14a-8 (a copy of which was previously sent to you and another copy of which is enclosed).

Rule 14a-8(b) provides that to be eligible to submit a proposal, you must have continuously held the requisite amount of shares for at least one year by the date you submit your proposal. The October 2004 brokerage statement you submitted shows your ownership on October 29, 2004 but does not show how long you have held the shares. As provided in Rule 14a-8(b), please submit to us a written statement from your broker verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year.

In addition, we do not believe that your proposal, in its current form, is appropriate for inclusion in the proxy statement. In particular, your attention is directed to Rule 14a-8(a) (which indicates that "Your proposal should state as clearly as possible the course of action that you believe the company should follow"); (ii) Rule 14a-8(c) (which indicates that each shareholder may submit no more than one proposal for a particular shareholders' meeting); (iii) Rule 14a-8(i)(3) (which indicates that a proposal may be excluded if it contains misleading information); (iv) Rule 14a-8(i)(4) (which indicates that proposal may be excluded if it relates to the redress of a personal claim or grievance); and (vii) Rule 14a-8(i)(7) (which indicates that a proposal may be excluded if it deals with a matter relating to the company's ordinary business operations). We cannot determine with reasonable certainty from your letter what exactly your proposal would require the Company to do, although your proposal does seem to deal with more than one subject matter. A portion of your proposal addresses supervisors, which are also addressed in the proposal in Mr. Anthony Ragosto's letter.

In accordance, with Rule 14a-8(f), you have 14 days from the date you receive this letter to submit the requested evidence of continuous ownership and to revise your proposal. The Company reserves the right to review any revised submission you wish to submit and, if in our opinion you to fail to meet the requirements for submission of a valid shareholder proposal or your proposal is otherwise excludable pursuant to Rule 14a-8, to seek the exclusion of your proposal.

If you have any additional questions about the process for submitting shareholder proposals to be included in the Company's proxy statement, please contact me by telephone at 212-460-4132 or by email at jonesp@coned.com.

Sincerely,



Paula F. Jones
Senior Attorney

SENDER: COMPLETE THIS SECTION

- Complete items 1, 2, and 3. Also complete item 4 if Restricted Delivery is desired.
- Print your name and address on the reverse so that we can return the card to you.
- Attach this card to the back of the mailpiece, or on the front if space permits.

1. Article Addressed to:

Mr. Louis Ragosto
3107 Harding Avenue
Bronx, New York
10465-3468

COMPLETE THIS SECTION ON DELIVERY

A. Signature X [signature] ☐ Agent ☐ Addressee

B. Received by (Printed Name)

C. Date of Delivery 1/24

D. Is delivery address different from item 1? ☐ Yes
If YES, enter delivery address below: ☐ No

3. Service Type
☒ Certified Mail ☐ Express Mail
☐ Registered ☐ Return Receipt for Merchandise
☐ Insured Mail ☐ C.O.D.

4. Restricted Delivery? (Extra Fee) ☐ Yes

2. Article Number
(Transfer from service label) 7002 2030 0007 1479 3184 /84

PS Form 3811, February 2004 Domestic Return Receipt 102595-02-M-1540

UNITED STATES POSTAL SERVICE



First-Class Mail
Postage & Fees Paid
USPS
Permit No. G-10

• Sender: Please print your name, address, and ZIP+4 in this box •

Consolidated Edison, Inc.
4 Irving Place, Room 1618-S
New York, NY 10003
Attn: Office of the Secretary
Paula F. Jonas, Esq.

7002 2030 0007 1479 3184

U.S. Postal Service™
CERTIFIED MAIL™ RECEIPT
(Domestic Mail Only; No Insurance Coverage Provided)

For delivery information visit our website at www.usps.com®

OFFICIAL USE

OFF. of Sec.

Postage	$ .83
Certified Fee	2.30
Return Reciept Fee (Endorsement Required)	1.75
Restricted Delivery Fee (Endorsement Required)	
Total Postage & Fees	$ 4.88

Postmark Here



COOPER STATION P.O. NEW YORK NY
NOV 23 2004
USPS

Sent To Louis Ragozzino
Street, Apt. No.; or PO Box No. 3107 Harding Avenue
City, State, ZIP+4 Bronx New York 10465-3468

PS Form 3800, June 2002 — See Reverse for Instructions


Merrill Lynch

Michael Carter
Registered Client Associate
8075 Leesburg Pike, Suite 600
Vienna, VA 22182
Phone: 703-734-8142
Fax: 703-734-8141
email: michael_carter@ml.com

FAX

TO: Mr. Ragosto
DATE: 12.3.2004
FAX: 212.677.0601
PAGES: 2 (incl. cover)
ACCT #:
RE:

COMMENTS:

Mr. Ragosto:
Here is the fax copy of your letter indicating holding the Con Edison for longer than one year. Call me with questions.

Christine Donovan
Financial Advisor

Private Client Group

8075 Leesburg Pike, Suite 600
Vienna, Virginia 22182
703-734-8052
Christine_Donovan@ml.com

Merrill Lynch

December 1, 2004

To Whom It May Concern:

Please accept this Letter as confirmation that the following accounts have held their respective shares in Consolidated Edison (NYSE SYMBOL: ED) for a period longer than one year.

Those accounts are as follows:

- Merrill Lynch Account 795-12935 Anthony Ragosto & Louis Ragosto JTWROS

  Shares of Consolidated Edison (ED) owned longer than one year: 3910 shares

- Merrill Lynch Account 795-12937 Louis Ragosto & Anthony Ragosto JTWROS

  Shares of Consolidated Edison (ED) owned longer than one year: 360 shares

Please contact Christine Donovan of Merrill Lynch with questions at (703) 734-8052. Thank you.

Sincerely,

Michael Carter
Registered Client Associate, Merrill Lynch

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 24, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Consolidated Edison, Inc.
Incoming letter dated January 4, 2005

The proposals relate to the termination of certain personnel supervisors.

There appears to be some basis for your view that Con Edison may exclude the proposals under rule 14a-8(i)(7), as relating to Con Edison's ordinary business operations (i.e., the termination, hiring, or promotion of employees). Accordingly, we will not recommend enforcement action to the Commission if Con Edison omits the proposals from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Con Edison relies.

Sincerely,



Daniel Greenspan
Attorney-Advisor